
SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
WASH, D.C. 182 SECTION


07007973

BP 9/5

SECURITIES/
Wa

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2006 (MM/DD/YY) AND ENDING JUNE 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. M. Duncan Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 NORTH UNIVERSITY, SUITE 101
(No. and Street)

LITTLE ROCK	ARKANSAS	72205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT RANDOLPH 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL, II, P.A.
(Name – *if individual, state last, first, middle name*)

817 PARKWAY	CONWAY	ARKANSAS	72034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/6

OATH OR AFFIRMATION

I, RANDALL M. DUNCAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. DUNCAN SECURITIES, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



ROY F. SCHICHTL
Faulkner County
My Commission Expires
June 28, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. DUNCAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANT
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS
R.M. DUNCAN SECURITIES, INC.
LITTLE ROCK, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF R.M. DUNCAN SECURITIES, INC. AS OF JUNE 30, 2007. THE STATEMENT OF FINANCIAL CONDITION IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THE STATEMENT OF FINANCIAL CONDITION BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENT IS FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENT. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT OF THE STATEMENT OF FINANCIAL CONDITION PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE STATEMENT OF FINANCIAL CONDITION REFERRED TO ABOVE PRESENTS FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF R.M. DUNCAN SECURITIES, INC. AT JUNE 30, 2007, IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

Robert G. Schichtl II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
AUGUST 21, 2007

R.M. DUNCAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

CASH	$ 141,689
RECEIVABLES - EMPLOYEE	19,434
RECEIVABLES - BROKER	6,136
SECURITIES OWNED - MARKETABLE AT MARKET VALUE	437,150
CLEARING DEPOSIT	30,873
FURNITURE AND FIXTURES, AT COST LESS ACCUMULATED DEPRECIATION OF $15,393	5,784
TOTAL ASSETS	$ 641,066

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
ACCRUED SALARIES AND PAYROLL TAXES	$ 3,181
PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE	399,920
TOTAL LIABILITIES	403,101
STOCKHOLDERS' EQUITY	
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	6,000
RETAINED EARNINGS	231,965
TOTAL STOCKHOLDERS' EQUITY	237,965
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 641,066

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH SOUTHWEST SECURITIES INCORPORATED.

b. CASH AND CASH EQUIVALENTS - THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUED AT FAIR VALUE AS DETERMINED BY MANAGEMENT.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - THE CORPORATION HAS ELECTED TO HAVE ITS INCOME TAXED TO ITS SHAREHOLDERS UNDER THE FEDERAL AND STATE S-CORPORATION PROVISIONS.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH SOUTHWEST SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

(CONTINUED)

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS. THE COMPANY IS ENGAGED IN VARIOUS TRADING AND BROKERAGE ACTIVITIES IN WHICH COUNTERPARTIES PRIMARILY INCLUDE BROKER-DEALERS, BANKS, AND OTHER FINANCIAL INSTITUTIONS. IN THE EVENT COUNTERPARTIES DO NOT FULFILL THEIR OBLIGATIONS, THE COMPANY MAY BE EXPOSED TO RISK. THE RISK OF DEFAULT DEPENDS ON THE CREDITWORTHINESS OF THE COUNTERPARTY OR ISSUER OF THE INSTRUMENT. IT IS THE COMPANY'S POLICY TO REVIEW, AS NECESSARY, THE CREDIT STANDING OF EACH COUNTERPARTY.

2. RECEIVABLES FROM AND PAYABLES TO BROKER AND CLEARING HOUSE

AMOUNTS RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE AT JUNE 30, 2007 CONSIST OF THE FOLLOWING:

	RECEIVABLE	PAYABLE
AT JUNE 30, 2007:		
PAYABLE TO CLEARING HOUSE	$ -	$ 398,852
RECEIVABLE FROM CLEARING HOUSE	6,136	-
FEES COMMISSIONS RECEIVABLE/PAYABLE	-	1,068
TOTALS	$ 6,136	$ 399,920

THE COMPANY CLEARS CERTAIN OF ITS PROPRIETARY AND CUSTOMER TRANSACTIONS THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS. THE AMOUNT PAYABLE TO THE CLEARING HOUSE RELATES TO THE AFOREMENTIONED TRANSACTIONS AND IS COLLATERILZED BY SECURITIES OWNED BY THE COMPANY.

3. SECURITIES OWNED

MARKETABLE SECURITIES OWNED, CONSIST OF TRADING AND INVESTMENT SECURITIES AT MARKET VALUES, AS FOLLOWS:

STATE AND MUNICIPAL OBLIGATIONS	$ 415,794
EQUITIES	21,356
	$ 437,150

4. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $100,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2007 WAS $147,175 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS 2.73 TO 1.

R.M. DUNCAN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

5. RELATED PARTY TRANSACTIONS

THE PRESIDENT OF R.M. DUNCAN SECURITIES, INC. SERVES AS PRESIDENT OF A CORPORATION CALLED THE EMINENCE MANAGEMENT CORPORATION. THE COMPANY EARNED GROSS COMMISSIONS OF $3,272 FOR THE YEAR ENDED JUNE 30, 2007, ON TRADES EXECUTED FOR THIS CORPORATION. ALSO, DURING 2007 THE COMPANY RENTED OFFICE SPACE FROM THIS CORPORATION FOR $17,288.

THE COMPANY PERFORMS VARIOUS CONSULTING SERVICES FOR R.M. DUNCAN CAPITAL MANAGEMENT CORPORATION AN AFFILIATED CORPORATION. THE COMPANY EARNED $39,243 IN 2007, FOR THESE SERVICES. THE COMPANY ALSO RECEIVES VARIOUS CONSULTING SERVICES FROM R.M.D. HOLDINGS, INC., AN AFFILIATED CORPORATION. THE COMPANY PAID $1,000 IN 2007 FOR THESE SERVICES.

THE COMPANY EARNED GROSS COMMISSIONS OF $12,752 ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION AND OTHER RELATED ENTITIES.

6. COMMITMENTS

THE TOTAL RENT EXPENSE FOR THE YEAR ENDED JUNE 30, 2007 WAS $17,288. THE RENTAL AGREEMENT RUNS FROM YEAR TO YEAR EXPIRING IN MAY.

THE FOLLOWING IS A SCHEDULE OF FUTURE MINIMUM RENTAL PAYMENTS UNDER NON-CANCELABLE OPERATING LEASES AS OF JUNE 30, 2007:

JUNE 30, 2008	$ 15,848
	$ 15,848

END